     THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                  Filed pursuant to Rule 424(b)3
                                                      Registration No. 333-93705
                             Subject to Completion

              Preliminary Prospectus Supplement dated May 11, 2001

Prospectus Supplement
May   , 2001
(To Prospectus Dated November 7, 2000)

                                  $350,000,000

                              [ATMOS ENERGY LOGO]

                            ATMOS ENERGY CORPORATION

                                  % SENIOR NOTES DUE

THE COMPANY
- We distribute and sell natural gas to over one million residential, commercial, industrial, agricultural and other customers in Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Missouri, Tennessee, Texas and Virginia. We also transport natural gas for others through our distribution system and provide energy management and gas marketing services.

THE OFFERING
- Use of Proceeds: We intend to use the net proceeds from the offering to fund our acquisition of the assets of Louisiana Gas Service Company and LGS Natural Gas Company.

- Delivery: We expect that delivery of the notes will be made to investors on or
  about May   , 2001, in book-entry form, through the facilities of The
  Depository Trust Company.

THE NOTES
- Maturity:
- Interest Payments: Interest on the notes is payable on           and
            , beginning on           .

- Redemption: We may redeem the notes prior to maturity, in whole or in part, at a redemption price equal to the greater of the principal amount of the notes and the make-whole price described in this prospectus supplement.

- Ranking: The notes rank equally with all of our other unsecured and unsubordinated indebtedness.

- The notes will not be listed on any securities exchange or included in any automated quotation system.

                         ------------------------------

                                                              PER NOTE         TOTAL
                                                              --------      ------------
Public offering price(1)....................................     %               $
Underwriting discount.......................................     %               $
Our proceeds before expenses................................     %               $

---------------
(1)Plus accrued interest from May   , 2001, if settlement occurs after that
   date.

                         ------------------------------
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                         ------------------------------

                         BANC OF AMERICA SECURITIES LLC

BANC ONE CAPITAL MARKETS, INC.
                              FIRST UNION SECURITIES, INC.
                                                                  FLEET
SECURITIES, INC.
                                                                        SG COWEN

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT

Atmos.......................................................   S-1
Use of Proceeds.............................................   S-3
Capitalization..............................................   S-3
Selected Consolidated Financial Data........................   S-4
Ratio of Earnings to Fixed Charges..........................   S-5
Business....................................................   S-6
Description of the Notes....................................  S-12
Underwriting................................................  S-14
Legal Matters...............................................  S-15
Experts.....................................................  S-15
Incorporation by Reference..................................  S-15

                            PROSPECTUS

Forward-Looking Statements..................................     1
Atmos Energy Corporation....................................     2
Use of Proceeds.............................................     3
Ratio of Earnings to Fixed Charges..........................     3
Securities We May Issue.....................................     4
Prospectus Supplements......................................     4
Description of Debt Securities..............................     4
Description of Common Stock.................................    19
Plan of Distribution........................................    22
Legal Matters...............................................    22
Experts.....................................................    22
Where You Can Find More Information.........................    23

                         ------------------------------

     We have not, and the underwriters have not, authorized any other person to provide you with any information or to make any representations not contained in this prospectus supplement or the attached prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer of any securities other than the notes. This prospectus supplement is part of, and you must read it in addition to, the accompanying prospectus dated November 7, 2000. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference, is accurate as of the date on the front cover of this prospectus supplement only or, in the case of a subsequently filed document that is incorporated by reference, the date of filing of that document.

     The distribution of this prospectus supplement and the accompanying prospectus, and the offering of the notes, may be restricted by law in certain jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Statements contained in this prospectus supplement that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933. Forward-looking statements are based on management's beliefs as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future economic performance and are not statements of fact, actual results may differ materially from those projected. Important factors that could cause future results to differ include, but are not limited to:

     - national, regional and local economic conditions;

     - competition from other energy suppliers and alternative forms of energy;

     - regulatory and business trends and decisions, including the impact of pending rate proceedings before various state regulatory commissions;

     - successful implementation of new technologies and systems, including any technologies and systems related to our customer support center and billing operations;

     - warmer than normal weather in our service territories, or other weather conditions that would be adverse to our business;

     - successful completion, financing and integration of acquisitions;

     - inflation and the volatility of commodity prices for natural gas;

     - hedging and market risk factors;

     - further deregulation or "unbundling" of the natural gas distribution industry; and

     - other factors discussed in this and our other filings with the SEC.

All of these factors are difficult to predict and many are beyond our control. Accordingly, while we believe these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that the expectations derived from them will be realized. When used in our documents or oral presentations, the words "anticipate," "believe," "estimate," "expect," "objective," "projection," "forecast," "goal" or similar words are intended to identify forward-looking statements. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

     We discuss these factors in more detail in the section entitled "Factors That May Affect Future Performance of the Company" contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended September 30, 2000, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our quarterly report on Form 10-Q for the quarter ended March 31, 2001, each of which is incorporated by reference in this prospectus supplement.

                         ------------------------------

     The terms "we," "our" and "us" refer to Atmos Energy Corporation and its subsidiaries, unless the context suggests otherwise. The term "you" refers to a prospective investor. The abbreviations "Mcf," "MMcf" and "Bcf" mean thousand cubic feet, million cubic feet and billion cubic feet, respectively.

                                     ATMOS

OPERATIONS

     We distribute and sell natural gas to over one million residential, commercial, industrial, agricultural and other customers. We operate through five divisions in over 800 cities, towns and communities in service areas located in Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Missouri, Tennessee, Texas and Virginia. In addition, we transport natural gas for others through our distribution system.

     We provide energy management and gas marketing services to industrial customers, municipalities and other local distribution companies. We also own natural gas storage fields in Kansas and Kentucky to supplement natural gas used by our customers. In addition, we market natural gas to industrial and agricultural customers primarily in West Texas and to industrial customers in Louisiana.

RECENT DEVELOPMENTS

     Completion of acquisition of remaining equity interest in Woodward Marketing. In April 2001, we acquired the 55% interest in Woodward Marketing, L.L.C. that we did not already own in exchange for 1,423,193 restricted shares of our common stock. The consideration is subject to an upward adjustment, based on our share price, of up to 232,547 shares plus an amount of shares to compensate for dividends paid after the completion of the acquisition. As a result of the completion of the acquisition, one of our subsidiary's guaranty of Woodward Marketing's $140 million short-term working capital and letter of credit facility increased from 45% to 100% of any amounts outstanding. Under the facility, as of April 1, 2001, no borrowings were outstanding, and letters of credit totaling $90.8 million had been issued. In addition, prior to completion of the acquisition, our subsidiary acted as a joint and several guarantor of up to $40 million of Woodward Marketing's natural gas purchases and transportation services. At April 1, 2001, the payable balances subject to these guarantees totaled $16.9 million. Since April 1, 2001, our subsidiary has been the sole guarantor of all payables, up to $40 million, of Woodward Marketing for natural gas purchases and transportation services.

     Pending acquisition of natural gas operations in Louisiana. We have agreed to acquire from Citizens Communications Company the natural gas operations of its Louisiana Gas Service Company division and its subsidiary LGS Natural Gas Company for $365 million in cash. Upon completion of the acquisition, we believe we will become the largest natural gas distributor in Louisiana, and our national customer base will increase to approximately 1.4 million customers, making us the fifth largest pure natural gas local distribution company in the United States. On April 27, 2001, the Louisiana Public Service Commission issued an order approving the acquisition. Although the order is not yet final, we anticipate that the acquisition will close at the end of June 2001.

     Louisiana Gas provides natural gas distribution service to approximately 278,000 residential and commercial customers in communities in southeastern and northern Louisiana. Its service territory includes the suburban areas of metropolitan New Orleans (excluding Orleans Parish), the north shore of Lake Pontchartrain and the Monroe/West Monroe metropolitan area. The unregulated operations are conducted primarily by LGS Natural Gas, an intrastate pipeline company, which provides gas transportation service to industrial customers and Louisiana Gas.

     In connection with its review of our acquisition of Louisiana Gas, the Louisiana Public Service Commission has approved a rate structure that requires us to share any cost savings that result from the acquisition with the customers of Louisiana Gas. The shared cost savings will be the difference between operation and maintenance expense in any future year and the 1998 normalized expense for Louisiana Gas, indexed for inflation, annual changes in labor costs and customer growth. The customers are not assured any savings in 2001. In 2002 and in future years, the customers are assured annual savings, which will be indexed for inflation, annual changes in labor costs and customer growth. The sharing mechanism will remain in place for 20 years subject to established modification procedures.

     The rates of Louisiana Gas are subject to a purchased gas adjustment clause that allows them to pass changes in gas costs on to its customers. In addition, on January 29, 2001, the Louisiana Public Service Commission approved a rate stabilization clause for Louisiana Gas for a three-year period beginning January 1, 2001. Under the rate stabilization clause, Louisiana Gas will be allowed to earn a return on equity within certain ranges that will be monitored on an annual basis. After the completion of the acquisition of Louisiana Gas, we will also be subject to the adjustment and stabilization clause.

     Louisiana Gas is currently involved in a proceeding with the Louisiana Public Service Commission relating to past costs associated with the purchase of gas that it charged to its customers. Although, after completion of the acquisition, we will take over the defense of this proceeding and will have responsibility for any finding of liability on the part of Louisiana Gas, we believe the outcome of this proceeding will not have a material adverse impact on us as Citizens has agreed to fully indemnify us for any liability as a result of this proceeding.

     Effects of increased gas prices. During the past year, natural gas prices throughout the country began to increase significantly. The increase in natural gas prices escalated during the first six months of fiscal 2001. For the six months ended March 31, 2001, our average cost of gas per Mcf sold increased 123% to $7.50 compared to $3.36 for the six months ended March 31, 2000. Although we expect to recover our purchased gas costs from customers through purchased gas adjustment mechanisms, generally there is a lag between the time we pay for gas purchases and the time when regulators allow us to place higher rates in service and recover those gas costs. As a result, we have from time to time used short-term borrowings to temporarily finance unrecovered purchased gas costs. Where permitted, we have increased our purchased gas adjustments to help mitigate the increased cost of gas. At March 31, 2001 we had fully recovered our gas cost. In addition, as a result of the increased gas costs, our accounts receivable balances during the first six months of fiscal 2001 have increased significantly and, consequently, we have also increased our allowance for doubtful accounts, which we consider to be adequate. We do not, however, expect this rise in natural gas prices to have a material adverse effect on our financial condition, results of operations or net cash flows.

                                USE OF PROCEEDS

     We expect that we will receive net proceeds from this offering of approximately $347.3 million, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We will use the net proceeds of this offering, together with borrowings under our commercial paper program, if needed, to complete the Louisiana Gas acquisition. Until that time, we will invest the net proceeds in one or more short-term money market funds. For more information about the Louisiana Gas acquisition, please refer to "Atmos -- Recent Developments -- Pending acquisition of natural gas operations in Louisiana."

                                 CAPITALIZATION

     The following table presents our debt and capitalization as of March 31, 2001:

     - on an actual basis, and

     - on an adjusted basis, which gives effect to the acquisition of the remaining 55% interest in Woodward Marketing in April 2001, the sale of the notes in this offering and the application of the estimated net proceeds of the offering, as if the acquisition and issuance of the notes occurred on March 31, 2001.

     You should read this table in conjunction with the unaudited consolidated financial statements and related notes included in our quarterly report for the fiscal quarter ended March 31, 2001, which is incorporated by reference in this prospectus supplement.

                                                               AS OF MARCH 31, 2001
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
Short-term debt
  Current portion of long-term debt.........................  $ 15,656   $   15,656
  Other short-term debt.....................................    52,987       52,987
                                                              --------   ----------
          Total short-term debt.............................    68,643       68,643
                                                              --------   ----------
Long-term debt
  Notes offered hereby......................................        --      350,000
  Other long-term debt, less current portion................   354,330      354,330
                                                              --------   ----------
          Total long-term debt..............................   354,330      704,330
                                                              --------   ----------
          Total debt........................................   422,973      772,973
                                                              ========   ==========
Shareholders' equity
  Common stock, no par value (stated at $.005 per share);
     100,000,000 shares authorized; 38,996,205 shares issued
     and outstanding at March 31, 2001, before the Woodward
     Marketing acquisition and 40,419,398 shares issued and
     outstanding after the Woodward Marketing acquisition...       195          202
  Additional paid-in capital................................   455,610      482,260
  Retained earnings.........................................   129,633      129,633
  Accumulated other comprehensive income....................       (16)         (16)
                                                              --------   ----------
          Shareholders' equity..............................   585,422      612,079
                                                              --------   ----------
          Total capitalization..............................  $939,752   $1,316,409
                                                              ========   ==========

     Total capitalization excludes short-term debt. The "As Adjusted" column does not include any additional debt which may be incurred to fund the balance of the purchase price of the pending Louisiana Gas acquisition, the 1,040,150 shares of our common stock issuable upon exercise of outstanding options and up to 232,547 shares of our common stock issuable in connection with our acquisition of Woodward Marketing.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents our selected consolidated financial data as of the dates and the periods indicated. The selected consolidated financial data for our fiscal years 1996, 1997, 1998, 1999 and 2000 is derived from our audited consolidated financial statements or selected financial data included in the documents incorporated by reference in this prospectus supplement. In July 1997, we acquired United Cities Gas Company, which was treated as a pooling of interests for accounting purposes. Therefore, all financial amounts have been restated as if we had been combined throughout the periods presented. Some prior year amounts have been reclassified to conform with the current year presentation. The selected consolidated financial data for the six months ended March 31, 2000 and 2001 is derived from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement. In our opinion, all material adjustments, consisting of only normal accruals, necessary for a fair presentation have been made to the unaudited interim period financial statements.

     Please note that as a result of seasonal and other factors, the results of operations for the six-month period ended March 31, 2001 are not indicative of expected results of operations for the year ending September 30, 2001.

     In addition, the information presented below for our fiscal year 2000 includes the financial results for our propane operations only for the ten-month period ended August 2000, at which time we restructured our propane operations. Our propane assets are now owned by Heritage Propane Partners, in which we indirectly own approximately 19% of the general partner interests and approximately 6.5% of the limited partner interests. Our equity investment in Heritage Propane Partners, for the periods after August 2000, has been and will be accounted for in our operating results on an equity basis.

     The information in the following table is only a summary and does not provide all of the information contained in our financial statements. Therefore, you should read the information presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes, included in our quarterly reports on Form 10-Q for the three month periods ended December 31, 2000 and March 31, 2001, and our annual report on Form 10-K for the fiscal year ended September 30, 2000, each of which is incorporated by reference in this prospectus supplement.

                                                              SIX MONTHS ENDED MARCH 31,
                                                              ---------------------------
                                                                  2000           2001
                                                              ------------   ------------
                                                                      (UNAUDITED)
                                                                 (IN THOUSANDS, EXCEPT
                                                                    PER SHARE DATA)
Operating revenues..........................................   $  538,655     $1,117,903
Net income..................................................   $   43,897     $   67,046
Diluted net income per share................................   $     1.40     $     1.87
Cash dividends per share....................................   $     0.57     $     0.58

Total assets................................................   $1,276,681     $1,452,126
Debt
  Long-term debt............................................   $  372,543     $  354,330
  Short-term debt...........................................      141,214         68,643
                                                               ----------     ----------
          Total debt........................................   $  513,757     $  422,973

                                                  YEAR ENDED SEPTEMBER 30,
                               --------------------------------------------------------------
                                  1996         1997         1998         1999         2000
                               ----------   ----------   ----------   ----------   ----------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues...........  $  886,691   $  906,835   $  848,208   $  690,196   $  850,152
Net income...................  $   41,151   $   23,838   $   55,265   $   17,744   $   35,918
Diluted net income per
  share......................  $     1.42   $      .81   $     1.84   $      .58   $     1.14
Cash dividends per share.....  $      .98   $     1.01   $     1.06   $     1.10   $     1.14

Total assets.................  $1,010,610   $1,088,311   $1,141,390   $1,230,537   $1,348,758
Debt
  Long-term debt.............  $  276,162   $  302,981   $  398,548   $  377,483   $  363,198
  Short-term debt............     145,167      182,501      124,183      186,152      267,613
                               ----------   ----------   ----------   ----------   ----------
          Total debt.........  $  421,329   $  485,482   $  522,731   $  563,635   $  630,811

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

                                   SIX MONTHS ENDED
    YEAR ENDED SEPTEMBER 30,           MARCH 31,
--------------------------------   -----------------
1996   1997   1998   1999   2000    2000      2001
----   ----   ----   ----   ----   -------   -------
2.82   1.95   2.94   1.53   2.20    3.92      5.54

     For purposes of computing the ratio of earnings to fixed charges, earnings consists of the sum of our pretax income from continuing operations and fixed charges. Fixed charges consist of interest expense, amortization of debt discount, premium and expense, capitalized interest and a portion of lease payments considered to represent an interest factor.

                                    BUSINESS

     Our operations are divided into two segments, a utility operations segment, which includes our natural gas distribution and sales operations, and our non-regulated segment, which includes all of our other operations.

STRATEGY

     Our overall strategy is:

     - continuing to manage our utility operations efficiently,

     - growing our non-utility operations to complement our utility operations and developing a retail marketing plan, and

     - growing our business through acquisitions.

     We are running our operations efficiently by:

     - managing our operating and maintenance expenses,

     - leveraging our technology, such as our 24 hour call center, to achieve more efficient operations,

     - focusing on regulatory rate proceedings to increase revenue,

     - mitigating weather-related risks through weather normalized rates in some jurisdictions and purchasing weather hedges or insurance in others, and

     - disposing of non-growth assets.

     We are growing our non-utility operations by:

     - completing the purchase of the remaining interest in Woodward Marketing,

     - increasing our non-regulated gas sales to industrial and agricultural customers, and

     - entering into new non-utility businesses, such as distributed electrical power generation.

     We are growing our utility business by acquiring natural gas operations, such as our pending acquisition of natural gas operations in Louisiana.

UTILITY OPERATIONS SEGMENT OVERVIEW

     Our utility operations segment is operated through our five regulated natural gas divisions:

     - Energas Company,

     - Greeley Gas Company,

     - Trans Louisiana Gas Company,

     - United Cities Gas Company and

     - Western Kentucky Gas Company.

     Energas. Our Energas division operates in Texas. The governing body of each municipality we serve has original jurisdiction over all utility rates, operations and services within its city limits, except with respect to sales of natural gas for vehicle fuel and agricultural use. We operate pursuant to non-exclusive franchises granted by the municipalities we serve, which are subject to renewal from time to time. The Railroad Commission of Texas has exclusive appellate jurisdiction over all rate and regulatory orders and ordinances of the municipalities and exclusive original jurisdiction over rates and services to customers not located within the limits of a municipality. We received a rate increase of $2.2 million effective January 1, 2000, for our Amarillo system. On November 30, 2000, the Railroad Commission approved an increase in annual revenues of approximately $3.0 million for our West Texas System effective December 1, 2000. In addition, the Railroad Commission approved a new rate design providing more protection from warmer than normal weather. The Railroad Commission is also currently conducting a gas cost audit of all local distribution companies in Texas, including Energas, in response to the high gas costs this past winter. At and for the six months ended March 31, 2001, we had 317,091 utility meters in service and total throughput of 35,556 MMcf. At and for the year ended September 30, 2000, we had 302,662 utility meters in service, total throughput of 53,992 MMcf and served 92 communities.

     Greeley Gas. Our Greeley Gas division operates in Colorado, Kansas and Missouri and is regulated by the respective state's public service commissions with respect to accounting, rates and charges, operating matters and the issuance of securities. We operate under terms of non-exclusive franchises granted by the various cities. In November 2000, Greeley Gas filed a rate case with the Colorado Public Utilities Commission for approximately $4.2 million annually. In May 2001, we received an increase in annual revenues of approximately $2.8 million from the Colorado Public Utilities Commission. The new rates went into effect on May 4, 2001. At and for the six months ended March 31, 2001, we had 210,500 utility meters in service and total throughput of 27,544 MMcf. At and for the year ended September 30, 2000, we had 207,161 meters in service, total throughput of 34,455 MMcf and served 123 communities.

     Trans Louisiana. Our Trans Louisiana division operates in Louisiana and is regulated by the Louisiana Public Service Commission, which regulates utility services, rates and other matters. In most of the areas in which we operate in Louisiana, we do so pursuant to a non-exclusive franchise granted by the governing authority of each area. Direct sales of natural gas to industrial customers in Louisiana, who use gas for fuel or in manufacturing processes and sales of natural gas for vehicle fuel are exempt from regulation. At and for the six months ended March 31, 2001, we had 80,156 utility meters in service and total throughput of 6,110 MMcf. At and for the year ended September 30, 2000, we had 81,419 meters in service, total throughput of 7,448 MMcf and served 41 communities.

     United Cities. Our United Cities division operates in Georgia, Illinois, Iowa, Missouri, Tennessee and Virginia. In each state in which we operate, our rates, services and operations as a natural gas distribution company are subject to general regulation by each state's state public service commission. We operate in each community, where necessary, under a franchise granted by the municipality for a fixed term of years. In Tennessee and Georgia, we have performance based rates, which provide incentives for us to find ways to lower costs. Any cost savings are then shared with our customers. We also have weather normalization adjustments to our rates in Tennessee and Georgia. We received an annual rate increase of $1.4 million in Illinois, effective October 23, 2000. In April 2001, we agreed to an annual rate reduction of $0.5 million in Virginia effective for the April 2001 billing cycle. In March 2001, we reached an agreement with the Iowa Consumer Advocate Division for an annual rate reduction of $0.3 million relating to our Iowa operations. At and for the six months ended March 31, 2001, we had 314,714 utility meters in service and total throughput of 47,046 MMcf. At and for the year ended September 30, 2000, we had 312,018 meters in service, total throughput of 56,698 MMcf and served 383 communities.

     Western Kentucky Gas. Our Western Kentucky Gas division operates in Kentucky and is regulated by the Kentucky Public Service Commission, which regulates utility services, rates, issuance of securities and other matters. We operate in the various incorporated cities pursuant to non-exclusive franchises granted to us by these cities. Sales of natural gas for use as vehicle fuel in Kentucky are unregulated. We have been operating under a performance based rate program since July 1998. We also have weather normalization adjustments to our rates in Kentucky. At and for the six months ended March 31, 2001, we had 182,497 utility meters in service and total throughput of 31,172 MMcf. At and for the year ended September 30, 2000, we had 181,066 meters in service, total throughput of 47,129 MMcf and served 163 communities.

NON-REGULATED SEGMENT OVERVIEW

     Our non-regulated segment is primarily composed of the following three parts:

     - Atmos Energy Marketing, LLC. Atmos Energy Marketing owns Woodward Marketing. Woodward Marketing provides a variety of natural gas management services to natural gas utility systems and industrial natural gas consumers in several states and to our Greeley Gas, Trans Louisiana, United Cities and Western Kentucky Gas divisions. These services consist primarily of acquisition and provision of natural gas supplies at fixed and market-based prices, load forecasting and management, gas storage and transportation services, peaking sales and balancing services and gas price hedging through the use of derivative products.

     - Enermart Energy Services Trust. Enermart Energy Services Trust markets gas to irrigation and industrial customers in West Texas.

     - Atmos Storage, Inc. Atmos Storage owns underground storage fields in Kansas and Kentucky and provides storage services to our United Cities and Greeley Gas divisions and other non-regulated customers.

FINANCIAL OVERVIEW OF SEGMENTS

     The following table summarizes certain financial information regarding the operation of our utility and non-regulated segments for each of the six months ended March 31, 2001, 2000 and 1999 and for each of the three years ended September 30, 2000, 1999 and 1998. The non-regulated segment for fiscal 2000 and prior periods has been restated to include our propane segment, which reported separately prior to the restructuring of our propane operations. For the period after fiscal 2000, the non-regulated segment includes our equity investment in Heritage Propane Partners. The information is net of intersegment eliminations. Please note that as a result of seasonal and other factors, the results of operations for the six-month period ended March 31, 2001 are not indicative of expected results of operations for the year ending September 30, 2001.

                                                                   NON-
                                                     UTILITY     REGULATED     TOTAL
                                                    ----------   ---------   ----------
                                                              (IN THOUSANDS)
MARCH 31, 2001 (unaudited)
  Operating revenues..............................  $1,074,637   $ 43,266    $1,117,903
  Operating income................................     120,148      2,684       122,832
  Net income......................................      58,779      8,267        67,046
  Identifiable assets.............................   1,336,897    115,229     1,452,126
MARCH 31, 2000 (unaudited)
  Operating revenues..............................  $  491,914   $ 46,741    $  538,655
  Operating income................................      80,029      6,099        86,128
  Net income......................................      37,590      6,307        43,897
  Identifiable assets.............................   1,177,657     99,024     1,276,681
MARCH 31, 1999 (unaudited)
  Operating revenues..............................  $  435,236   $ 36,417    $  471,653
  Operating income................................      76,829      5,702        82,531
  Net income......................................      39,290      4,885        44,175
  Identifiable assets.............................   1,121,606    100,057     1,221,663

SEPTEMBER 30, 2000
  Operating revenues..............................  $  734,835   $115,317    $  850,152
  Operating income................................      77,207      8,109        85,316
  Net income......................................      22,459     13,459        35,918
  Identifiable assets.............................   1,246,782    101,976     1,348,758
SEPTEMBER 30, 1999
  Operating revenues..............................  $  617,313   $ 72,883    $  690,196
  Operating income................................      49,000      5,239        54,239
  Net income......................................      10,800      6,944        17,744
  Identifiable assets.............................   1,125,691    104,846     1,230,537
SEPTEMBER 30, 1998
  Operating revenues..............................  $  738,445   $109,763    $  848,208
  Operating income................................     100,665     12,214       112,879
  Net income......................................      43,332     11,933        55,265
  Identifiable assets.............................   1,052,225     89,165     1,141,390

GAS SALES

     Our natural gas distribution business is seasonal and highly dependent on weather conditions in our service areas. Gas sales to residential and commercial customers are greater during the winter months than during the remainder of the year. The volumes of gas sales during the winter months will vary with the temperature during these months. The seasonal nature of our sales to residential and commercial customers is partially offset by our sales in the spring and summer months to our agricultural customers in Texas, Colorado and Kansas, who use natural gas to operate irrigation equipment. We also have weather normalization adjustments in our rate jurisdictions in Tennessee, Georgia and Kentucky. We purchased weather hedges for our Texas and Louisiana operations effective for the 2000-2001 heating season. We are currently evaluating options for purchasing weather hedges or insurance in Texas and Louisiana for the 2001-2002 heating season.

GAS SUPPLY

     We receive gas deliveries through 28 pipeline transportation companies, both interstate and intrastate, to satisfy our firm sales market requirements. The transportation agreements are firm and many of them have pipeline no-notice storage service, which provide for daily balancing between system requirements and nominated flowing supplies. These agreements have generally been negotiated with the shortest term available to maintain our right to roll over the term. The agreements reduce the risk of paying fixed fees to reserve pipeline capacity on a long-term basis.

PROPERTIES

     We own 33,298 miles of underground distribution and transmission mains throughout our gas distribution systems. These mains are located on easements or rights-of-way granted to us which generally provide for perpetual use. We maintain our mains through a program of continuous inspection and repair and believe that our system of mains is in good condition. We also own and operate two propane peak shaving plants with a total capacity of approximately 330,000 gallons, which can produce the equivalent of approximately 4,500 Mcf daily. We also own a liquefied natural gas storage facility with a capacity of 500,000 Mcf which can inject a daily volume of 30,000 Mcf in the system, as well as underground storage fields which are used to supplement the supply of natural gas in periods of peak demand. We have seven underground gas storage facilities in Kentucky and four in Kansas that have a total storage capacity of approximately 21.1 Bcf. However, approximately 10.0 Bcf of gas in the storage facilities must be retained as cushion gas to maintain reservoir pressure. The maximum daily delivery capability of the storage facilities is approximately 135,000 Mcf.

     Net property, plant and equipment at March 31, 2001, included $965.0 million for utility and $22.7 million for non-regulated.

     We hold franchises granted by the incorporated cities and towns that we serve. At March 31, 2001, we held 457 such franchises having terms generally ranging from five to 25 years. We believe that each of our franchises will be renewed.

     Our administrative offices are consolidated in Dallas, Texas under one lease. We also maintain field offices throughout our distribution system, the majority of which are located in leased premises.

REGULATION

     Each of our utility divisions is regulated by various state or local public utility authorities. We are also subject to regulation by the United States Department of Transportation with respect to safety requirements in the operation and maintenance of our gas distribution facilities. Our distribution operations are also subject to various state and federal laws regulating environmental matters. From time to time we receive inquiries regarding various environmental matters. We believe that our properties and operations substantially comply with and are operated in substantial conformity with applicable safety and environmental statutes and regulations. There are no administrative or judicial proceedings arising under environmental quality statutes pending or known to be contemplated by governmental agencies which would have a material adverse effect on us.

RATES

     The method of determining regulated rates varies among the states in which we operate. The regulators have the responsibility of ensuring that utilities under their jurisdiction operate in the best interests of customers while providing the utilities the opportunity to earn a reasonable return on investment. In a general rate case, the applicable regulatory authority, which is typically the state public utility commission, establishes a base margin, which is the amount of revenue authorized to be collected from customers to recover authorized operating expense (other than the cost of gas), depreciation, interest, taxes and return on rate base. The divisions in our utility operations segment perform annual deficiency studies for each rate jurisdiction to determine when to file rate cases, which are typically filed every two to five years.

     Approximately 96% of our revenues in the six months ended March 31, 2001, and 87% of our revenues in fiscal 2000 were derived from sales at rates set by or subject to approval by local or state authorities. Generally, the regulatory authority reviews our rate request and establishes a rate structure intended to generate revenue sufficient to cover our costs of doing business and provide a reasonable return on invested capital.

COMPETITION

     We are not currently in significant direct competition with any other distributors of natural gas to residential and commercial customers within our service areas. However, we do compete with other natural gas suppliers and suppliers of alternate fuels for sales to industrial and agricultural customers. We compete in all aspects of our business with alternative energy sources, including, in particular, electricity. Competition for residential and commercial customers is increasing. Promotional incentives, improved equipment efficiencies and promotional rates all contribute to the acceptability of electric equipment. Electric utilities offer electricity as a rival energy source and compete for the space heating, water heating and cooking markets. The principal means to compete against alternative fuels is lower prices, and natural gas historically has maintained its price advantage in the residential, commercial and industrial markets. In addition, through Woodward Marketing, we compete with other natural gas brokers in obtaining natural gas supplies for customers.

                            DESCRIPTION OF THE NOTES

GENERAL

     The notes will be issued under an indenture to be entered into with SunTrust Bank, as trustee. Information about the indenture and the general terms and provisions of the notes are included in the accompanying prospectus under "Description of Debt Securities."

     The notes will be unsecured and unsubordinated obligations of Atmos Energy Corporation. As of March 31, 2001, we had approximately $118.9 million of secured debt outstanding. The notes will be junior to the secured debt to the extent of the collateral securing such debt. The notes are not guaranteed by, and are not the obligation of, any of our subsidiaries. The notes will not be listed on any securities exchange or included in any automated quotation system.

     The notes are subject to defeasance and discharge of debt or to defeasance of some restrictive covenants, as described under "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the accompanying prospectus.

     The notes will be issued in book-entry form as one or more notes registered in the name of the nominee of The Depository Trust Company, or DTC, which will act as a depository. Beneficial interests in book-entry notes will be shown on, and transfers of the notes will be made only through, records maintained by DTC and its participants. The provisions set forth under "Description of Debt Securities -- Global Securities" in the accompanying prospectus will apply to the notes.

PAYMENT OF PRINCIPAL AND INTEREST

     The notes will mature on             . The interest rate on the notes will
be   % per year. We will pay interest in arrears on           and           ,
beginning           , 2001. Interest will accrue from May   , 2001 or from the
most recent interest payment date to which we have paid or provided for the payment of interest to the next interest payment date or the scheduled maturity date, as the case may be. We will pay interest computed on the basis of a 360-day year of twelve 30-day months

     We will pay interest on the notes in immediately available funds to the persons in whose names the notes are registered at the close of business on or preceding the respective interest payment date. At maturity, we will pay the principal of the notes in immediately available funds upon delivery of the notes to the trustee.

OPTIONAL REDEMPTION

     The notes will be redeemable, in whole or in part, at our option, at any time at a redemption price equal to the greater of:

     - 100% of the principal amount of the notes, or

     - as determined by the Quotation Agent, the sum of the present values of the Remaining Scheduled Payments of principal and interest on the notes discounted to the redemption date on a semi-annual basis assuming a 360-day year consisting of twelve 30 day months at the Adjusted Treasury
       Rate plus        basis points;

plus, in either case, accrued and unpaid interest on the principal amount of notes being redeemed to the redemption date.

     "Adjusted Treasury Rate" means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

     "Comparable Treasury Issue" means the United States treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of a selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

     "Comparable Treasury Price" means, for any redemption date, the Reference Treasury Dealer Quotation for that redemption date.

     "Quotation Agent" means the Reference Treasury Dealer appointed by us.

     "Reference Treasury Dealer" means Banc of America Securities LLC and its successors; provided, however, if Banc of America Securities LLC ceases to be a primary U.S. government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotation" means, with respect to any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer by 5:00 p.m. on the third business day preceding the redemption date.

     "Remaining Scheduled Payments" means, with respect to each note to be redeemed, the remaining scheduled payments of the principal and interest on such note that would be due after the related redemption date but for such redemption; provided, however, that if such redemption date is not an interest payment date, the amount of the next succeeding scheduled interest payment on such note will be reduced by the amount of interest accrued on such note to such redemption date.

     In the case of a partial redemption, selection of the notes for redemption will be made pro rata, by lot or by such other method as the trustee in its sole discretion deems appropriate and fair. No notes of a principal amount of $1,000 or less will be redeemed in part. Notice of any redemption will be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption.

MANDATORY REDEMPTION

     We will not be required to make any mandatory sinking fund payments with regard to the notes or to redeem any of the notes before maturity.

RESTRICTED SUBSIDIARIES

     As of the date of this prospectus supplement, none of our subsidiaries would be considered a "Restricted Subsidiary" under the terms of the indenture.

GOVERNING LAW

     The notes will be governed by and construed in accordance with the laws of the State of New York.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement
dated May   , 2001, among us and the underwriters named below, we have agreed to sell to each of the underwriters and each of the underwriters has agreed to purchase from us the principal amount of the notes set forth opposite its name below. The obligations of the underwriters, including their agreement to purchase notes from us, are several and not joint. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will be obligated to purchase all of the notes if any are purchased.

                                                                PRINCIPAL
UNDERWRITER                                                       AMOUNT
-----------                                                    ------------
Banc of America Securities LLC..............................   $
Banc One Capital Markets, Inc. .............................
First Union Securities, Inc. ...............................
Fleet Securities, Inc. .....................................
SG Cowen Securities Corporation.............................
                                                               ------------
          Total.............................................   $350,000,000

     The underwriters have advised us that they propose initially to offer the notes to the public at the offering price appearing on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed. We will compensate the underwriters by selling the notes to them at a price that is less than the price appearing on the cover page of this prospectus supplement by the amount of the underwriting discount equal to
  % of the principal amount. The underwriters may sell notes to some dealers at
a price less a concession not in excess of   % of the principal amount. The
underwriters may allow, and those dealers may reallow, a concession not in
excess of   % of the principal amount.

     The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the notes after the offering, although they are under no obligation to do so. The underwriters may discontinue any market making activities at any time without any notice. We can give no assurance as to the liquidity of the trading market for the notes or that a public trading market for the notes will develop. If no active public trading market develops, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on factors such as prevailing interest rates, the market for similar securities and the performance of our company, as well as other factors not listed here.

     The underwriters, as well as dealers and agents, may purchase and sell notes in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids and purchases made to prevent or slow a decline in the market price of the notes. Syndicate short positions arise when the underwriters sell more notes than we are required to sell to them in the offering. The underwriters may also impose penalty bids whereby the underwriting syndicate may reclaim selling concessions allowed either syndicate members or broker-dealers who sell notes in the offering for their own account if the syndicate repurchases the notes in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the notes, which may be higher as a result of these activities than it might otherwise be in the open market. These activities, if commenced, may be discontinued at any time without notice.

     We and the underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described in the preceding two paragraphs may have on the price of the notes. In addition, we and the underwriters make no representation that the underwriters will engage in those types of transactions or that those transactions, once commenced, will not be discontinued without notice.

     We have agreed to indemnify the underwriters against, or to contribute to payments that the underwriters may be required to make with respect to, certain liabilities, including liabilities under the Securities Act of 1933.

     Some of the underwriters and certain of their affiliates have provided, and may continue to provide, investment banking, financial advisory, commercial banking or other services to us. Affiliates of Banc of America Securities LLC, Banc One Capital Markets, Inc., First Union Securities, Inc., Fleet Securities, Inc. and SG Cowen Securities Corporation are lenders under our term and revolving credit facilities. In addition, Banc One Capital Markets, Inc. is a dealer under our commercial paper program.

                                 LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP, Dallas, Texas, and Hunton & Williams, Richmond, Virginia, will opine for us as to the validity of the offered securities. Shearman & Sterling, New York, New York, will pass upon the validity of the offered securities for the underwriters.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our annual report on Form 10-K for the year ended September 30, 2000, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in the prospectus. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" information into this prospectus supplement and the accompanying prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information that is superseded by information that is included directly in this document. We incorporate by reference the documents listed below and any future filings we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of Securities Exchange Act of 1934 prior to the termination of our offering of securities.

     This prospectus supplement and the accompanying prospectus incorporate by reference our annual report on Form 10-K for the year ended September 30, 2000, our quarterly reports on Form 10-Q for the periods ended December 31, 2000 and March 31, 2001, our current reports on Form 8-K dated December 14, 2000 and April 2, 2001 and our proxy statement dated December 28, 2000, each of which we have previously filed with the SEC but have not included or delivered with this document. These documents contain important information about us and our financial condition.

     You may obtain a copy of these filings from us without charge by requesting it in writing or by telephone from us at the following address or telephone number:

                            Atmos Energy Corporation
                           1800 Three Lincoln Centre
                                5430 LBJ Freeway
                              Dallas, Texas 75240
                              Attention: Lynn Hord
                                 (972) 934-9227

                      [This page intentionally left blank]

PROSPECTUS

                                     [LOGO]

                            ATMOS ENERGY CORPORATION

                       BY THIS PROSPECTUS, WE OFFER UP TO

                                  $500,000,000

                      OF DEBT SECURITIES AND COMMON STOCK

                             ----------------------

      We will provide specific terms of these securities in supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. You should read this prospectus and the prospectus supplement carefully before you invest.

                             ----------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

                   This prospectus is dated November 7, 2000

                               TABLE OF CONTENTS

Forward-Looking Statements..................................    1
Atmos Energy Corporation....................................    2
Use of Proceeds.............................................    3
Ratio of Earnings to Fixed Charges..........................    3
Securities We May Issue.....................................    4
Prospectus Supplements......................................    4
Description of Debt Securities..............................    4
Description of Common Stock.................................   19
Plan of Distribution........................................   22
Legal Matters...............................................   22
Experts.....................................................   22
Where You Can Find More Information.........................   23

                             ----------------------

     The terms "we," "our," and "us" refer to Atmos Energy Corporation unless the context suggests otherwise. The term "you" refers to a prospective investor.

                           FORWARD-LOOKING STATEMENTS

     Statements contained in this prospectus, including the documents that are incorporated by reference as set forth in "Incorporation of Certain Documents by Reference," that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933. Forward-looking statements are based on management's beliefs as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future economic performance and are not statements of fact, actual results may differ materially from those projected. Important factors that could cause future results to differ include, but are not limited to:

     - national, regional and local economic and competitive conditions,

     - regulatory and business trends and decisions,

     - technological developments,

     - inflation rates,

     - weather conditions, and

     - other factors discussed in this and our other filings with the SEC.

All of these factors are difficult to predict and many are beyond our control. Accordingly, while we believe these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience or that the expectations derived from them will be realized. When used in our documents or oral presentations, the words "anticipate," "believe," "estimate," "expect," "objective," "projection," "forecast," "goal" or similar words are intended to identify forward-looking statements.

                            ATMOS ENERGY CORPORATION

     We distribute and sell natural gas to over one million residential, commercial, industrial, agricultural and other customers. We operate through five divisions in over 800 cities, towns and communities in service areas located in Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Missouri, Tennessee, Texas and Virginia. We also transport natural gas for others through our distribution system.

     We provide natural gas storage services and own natural gas storage fields in Kansas and Kentucky to supplement natural gas used by customers in Kansas, Kentucky, Tennessee and other states. We also own a 45% equity interest, and have agreed to acquire the remaining equity interest, in Woodward Marketing, L.L.C., a privately held company that provides gas marketing and energy management services to industrial customers, municipalities and local distribution companies, including our Trans Louisiana Gas Company, Western Kentucky Gas Company and United Cities Gas Company divisions. In addition, we market natural gas to industrial and agricultural customers primarily in West Texas and to industrial customers in Louisiana.

HISTORY AND STRATEGY

     We were organized under the laws of Texas in 1983 as Energas Company, a subsidiary of Pioneer Corporation, for the purposes of owning and operating Pioneer's natural gas distribution business in Texas. Immediately following the transfer by Pioneer to us of its gas distribution business, which Pioneer and its predecessors operated since 1906, Pioneer distributed our outstanding stock to its shareholders. In September 1988, we changed our name from Energas Company to Atmos Energy Corporation. As a result of our merger with United Cities Gas Company in July 1997, we also became incorporated in Virginia.

     Through the recent transactions outlined below, we have begun implementing a strategy intended to increase our presence in our larger service areas, sell our smaller, non-strategic natural gas utility operations and restructure our other operations.

RECENT DEVELOPMENTS

     In April 2000, we entered into an agreement with Citizens Communications Company to acquire the Louisiana natural gas operations of its Louisiana Gas Service Company division and its LGS Natural Gas Company subsidiary for $375 million. Louisiana Gas Service Company provides natural gas distribution service to approximately 276,000 residential and commercial customers in approximately 190 communities in southeastern and northern Louisiana, which is an area with a combined population of more than 600,000. Its service territory includes the suburban areas of metropolitan New Orleans (excluding Orleans Parish), the north shore of Lake Pontchartrain and the Monroe/West Monroe metropolitan area. LGS Natural Gas Company provides gas transportation services to industrial customers in Louisiana. Upon closing, we will become the largest natural gas distributor in Louisiana, and our national customer base will increase to approximately 1.4 million customers, making us the fifth largest pure natural gas local distribution company in the United States. The acquisition is subject to federal and state regulatory approval.

     In May 2000, we completed the acquisition of the Missouri natural gas distribution assets of Associated Natural Gas from a subsidiary of Southwestern Energy Corporation for $32 million. The acquisition increased our presence in Missouri by more than 48,000 customers.

     As part of our strategy to restructure our non-natural gas utility operations, in August 2000, we formed US Propane, LLC, a joint venture combining our propane operations with the propane operations of AGL Resources, Inc., Piedmont Natural Gas Company, Inc., and TECO Energy, Inc. US Propane then sold its propane business to Heritage Propane Partners, L.P. for approximately $181 million in cash and limited partnership units of Heritage Propane Partners and purchased all of the outstanding stock of the general partner of Heritage Propane Partners for approximately $120 million. As a result of these transactions, we own approximately 19% of US Propane and US Propane owns all of the general partnership interest and approximately 34% of the limited partnership interest in Heritage Propane

Partners. Through our interest in US Propane, we indirectly own approximately 19% of the general partnership interest and approximately 6.5% of the limited partnership interest in Heritage Propane Partners. Heritage Propane Partners now has approximately 480,000 customers in 28 states, making it the fifth largest retail marketer of propane in the United States, based on gallons sold.

     In August 2000, we entered into an agreement with Woodward Marketing, Inc. to acquire the 55% interest in Woodward Marketing, LLC that we do not own in exchange for 1,423,193 restricted shares of our common stock. The consideration is subject to an upward adjustment if our average share price does not equal $25 per share during a period immediately prior to the fifth anniversary of the completion of the acquisition or an earlier change in control, unless during the period beginning on the first anniversary of the completion of the acquisition and ending on the fifth anniversary or an earlier change in control our share price reaches $25 per share for any 30 consecutive trading-day period. The maximum additional shares that could be issued under the adjustment provision is 232,547, plus an amount to compensate for dividends paid after the completion of the acquisition. Upon the completion of the acquisition, our subsidiary's guaranty of Woodward Marketing, LLC's $100 million short-term working capital and letter of credit facility will increase from 45% to 100% of any amounts outstanding under the facility. This transaction is subject to state and federal regulatory approval.

     In August 2000, we entered into a $485 million short-term unsecured credit facility with an interest rate equal to the London Interbank Offered Rate, or LIBOR, plus 0.75%. The facility provides $385 million for the acquisition of the assets of Louisiana Gas Service Company and LGS Natural Gas Company, and $100 million to refinance existing debt which have interest rates ranging from 7.95% to 11.20%. We also entered into a $300 million short-term unsecured credit facility with an interest rate equal to LIBOR plus 0.625%, which replaced a $250 million short-term unsecured credit facility that had an interest rate of LIBOR plus 0.375%. The interest rate on these new credit facilities will change if our debt rating changes. The credit facilities contain covenants which set limits on our ratio of debt to total capitalization and limit our ability to make investments, pay cash dividends, incur additional indebtedness, dispose of assets and create liens.

     In October 2000, we entered into an agreement to sell all of our natural gas utility operations in South Carolina for approximately $5.8 million. This transaction is subject to state regulatory approval.

LOCATION OF EXECUTIVE OFFICES

     Our address is 1800 Three Lincoln Centre, 5430 LBJ Freeway, Dallas, Texas 75240, and our telephone number is (972) 934-9227.

                                USE OF PROCEEDS

     Except as may be stated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, including acquisitions, in our business and related businesses and the repayment of indebtedness. Please refer to the section entitled "Recent Developments" for additional information about our proposed acquisitions and recent financings.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

                                                                                      NINE MONTHS
                                                     YEAR ENDED SEPTEMBER 30,       ENDED JUNE 30,
                                                 --------------------------------   ---------------
                                                 1999   1998   1997   1996   1995    2000     1999
                                                 ----   ----   ----   ----   ----   ------   ------
Ratio..........................................  1.53   2.94   1.95   2.82   2.31    2.78     2.73

     For purposes of computing the ratio of earnings to fixed charges, earnings consists of the sum of our pretax income from continuing operations and fixed charges. Fixed charges consist of interest expense, amortization of debt discount, premium and expense, capitalized interest and a portion of lease payments considered to represent an interest factor.

                            SECURITIES WE MAY ISSUE

     We may use this prospectus to offer up to $500,000,000 of:

     - our debt securities, and

     - our common stock.

                             PROSPECTUS SUPPLEMENTS

     This prospectus provides you with a general description of the debt securities and common stock we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add to or change information contained in this prospectus. If so, the prospectus supplement should be read as superseding this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

     The prospectus supplement to be attached to the front of this prospectus will describe the terms of any debt securities that we offer, the terms of any common shares that we offer and any initial public offering price, the purchase price and net proceeds that we will receive and the other specific terms related to the offering of the securities.

     For more details on the terms of the securities, you should read the exhibits filed with our registration statement.

                         DESCRIPTION OF DEBT SECURITIES

     We may issue debt securities from time to time in one or more distinct series. This section summarizes the material terms of the debt securities that we anticipate will be common to all series. Most of the financial and other terms of any series of debt securities that we offer and any differences from the common terms will be described in the prospectus supplement to be attached to the front of this prospectus. As used in this section, "we," "us" and "our" refer to Atmos Energy Corporation and not to its subsidiaries, unless the context otherwise requires.

     As required by U.S. federal law for all bonds and notes of companies that are publicly offered, a document called an "indenture" will govern any debt securities that we issue. An indenture is a contract between us and a financial institution acting as trustee on your behalf. We anticipate entering into an indenture with SunTrust Bank, which will act as trustee. The indenture will be subject to the Trust Indenture Act of 1939. The trustee has the following two main roles:

     - the trustee can enforce your rights against us if we default; there are some limitations on the extent to which the trustee acts on your behalf which are described later in this prospectus, and

     - the trustee will perform certain administrative duties for us, which include sending you interest payments and notices.

     As this section is a summary of the material terms of the form of indenture, it does not describe every aspect of the debt securities. We urge you to read the indenture because it, and not this description, will define your rights as a holder of debt securities. For example, in this section, we use capitalized words to signify terms that are specifically defined in the form of indenture. Some of the definitions are repeated in this prospectus, but for the rest you will need to read the indenture. We have filed or will file the form of indenture, the final indenture and any supplements to it as exhibits to the registration statement that we have filed with the SEC, or as an exhibit to the annual, quarterly or other reports that we file with the

SEC. See "Where You Can Find More Information," for information on how to obtain copies of the indenture and any supplements. References to the "indenture" in this prospectus mean the form of indenture we have filed as an exhibit to the registration statement relating to this offering that we have filed with the SEC.

GENERAL

     The debt securities will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated Indebtedness.

     You should read the prospectus supplement for the following terms of the series of debt securities offered by the prospectus supplement. Our board of directors will establish the following terms before issuance of the series:

     - the title of the debt securities,

     - the aggregate principal amount of the debt securities, the percentage of their principal amount at which the debt securities will be issued, and the date or dates when the principal of the debt securities will be payable or how those dates will be determined,

     - the interest rate or rates, which may be fixed or variable, that the debt securities will bear, if any, and how the rate or rates will be determined,

     - the date or dates from which any interest will accrue or how the date or dates will be determined, the date or dates on which any interest will be payable, any regular record dates for these payments or how these dates will be determined and the basis on which any interest will be calculated, if other than on the basis of a 360-day year of twelve 30-day months,

     - the place or places, if any, other than or in addition to New York City, of payment, transfer or exchange of the debt securities, and where notices or demands to or upon us in respect of the debt securities may be served,

     - any optional redemption provisions,

     - any sinking fund or other provisions that would obligate us to repurchase or redeem the debt securities,

     - whether the amount of payments of principal of, any premium on, or interest on the debt securities will be determined with reference to an index, formula or other method, which could be based on one or more commodities, equity indices or other indices, and how these amounts will be determined,

     - any changes or additions to the events of default or our covenants with respect to the debt securities,

     - if not the principal amount of the debt securities, the portion of the principal amount that will be payable upon acceleration of the maturity of the debt securities or how that portion will be determined,

     - any changes or additions to the provisions concerning defeasance and covenant defeasance contained in the indenture that will be applicable to the debt securities,

     - any provisions granting special rights to the holders of the debt securities upon the occurrence of specified events,

     - if other than the trustee, the name of the paying agent, security registrar or transfer agent for the debt securities,

     - if we do not issue the debt securities in book-entry form only to be held by The Depository Trust Company, as depository, whether we will issue the debt securities in global form or fully registered form and the identity of any alternative depository,

     - the person to whom any interest in a debt security will be payable, if other than the registered holder at the close of business on the regular record date,

     - the denomination or denominations in which the debt securities will be issued, if other than denominations of $1,000 or any integral multiples,

     - any provisions requiring us to pay Additional Amounts on the debt securities to any holder who is not a United States person in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the Additional Amounts, and

     - any other material terms of the debt securities or the indenture, which may not be consistent with the terms set forth in this prospectus.

     For purposes of this prospectus, any reference to the payment of principal of, any premium on, or interest on the debt securities will include Additional Amounts if required by the terms of the debt securities.

     The indenture will not limit the amount of debt securities that we are authorized to issue from time to time. The indenture will also provide that there may be more than one trustee thereunder, each for one or more series of debt securities. If a trustee is acting under the indenture with respect to more than one series of debt securities, the debt securities for which it is acting would be treated as if issued under separate indentures. If there is more than one trustee under the indenture, the powers and trust obligations of each trustee will apply only to the debt securities of the separate series for which it is trustee.

     We may issue debt securities with terms different from those of debt securities already issued. Without the consent of the holders of the outstanding debt securities, we may reopen a previous issue of a series of debt securities and issue additional debt securities of that series unless the reopening was restricted when we created that series.

     There is no requirement that we issue debt securities in the future under the indenture, and we may use other indentures or documentation, containing different provisions in connection with future issues of other debt securities.

     We may issue the debt securities as "Original Issue Discount Securities," which are debt securities, including any zero-coupon debt securities, that are issued and sold at a discount from their stated principal amount. Original Issue Discount Securities provide that, upon acceleration of their maturity, an amount less than their principal amount will become due and payable. We will describe the U.S. federal income tax consequences and other considerations applicable to original issue discount securities in any prospectus supplement relating to them.

HOLDERS OF DEBT SECURITIES

     Book-Entry Holders. We will issue debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a financial institution that holds them as depository on behalf of other financial institutions that participate in the depository's book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities on behalf of themselves or their customers.

     Under the indenture, we will recognize as a holder only the person in whose name a debt security is registered. Consequently, for debt securities issued in global form, we will recognize only the depository as the holder of the debt securities and we will make all payments on the debt securities to the depository. The depository passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners.

     The depository and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

     As a result, you will not own debt securities directly. Instead, you will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depository's book-entry system or holds an interest through a participant. As long as the debt securities are issued in global form, you will be an indirect holder, and not a holder, of the debt securities.

     Street Name Holders. In the future we may terminate a global security or issue debt securities initially in non-global form. In these cases, you may choose to hold your debt securities in your own name or in "street name." Debt securities held in street name would be registered in the name of a bank, broker or other financial institution that you choose, and you would hold only a beneficial interest in those debt securities through an account you maintain at that institution.

     For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities, and we will make all payments on those debt securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. If you hold debt securities in street name you will be an indirect holder, and not a holder, of those debt securities.

     Legal Holders. Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to the legal holders of the debt securities. We do not have obligations to you if you hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether you choose to be an indirect holder of a debt security or have no choice because we are issuing the debt securities only in global form.

     For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depository participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend the indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture) we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

     When we refer to you, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

     Special Considerations for Indirect Holders. If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

     - how it handles securities payments and notices,

     - whether it imposes fees or charges,

     - how it would handle a request for the holders' consent, if ever required,

     - whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future,

     - how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests, and

     - if the debt securities are in book-entry form, how the depository's rules and procedures will affect these matters.

GLOBAL SECURITIES

     What is a Global Security? We will issue each debt security under the indenture in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms. We may, however, issue a global security that represents multiple debt securities that have different terms and are issued at different times. We call this kind of global security a master global security.

     Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depository. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depository for all debt securities issued in book-entry form.

     A global security may not be transferred to or registered in the name of anyone other than the depository or its nominee, unless special termination situations arise. We describe those situations below under "Special Situations When a Global Security Will Be Terminated." As a result of these arrangements, the depository, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depository or with another institution that does. Thus, if your security is represented by a global security, you will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

     Special Considerations for Global Securities. As an indirect holder, your rights relating to a global security will be governed by the account rules of your financial institution and of the depository, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a holder of debt securities and instead deal only with the depository that holds the global security.

     If we issue debt securities only in the form of a global security, you should be aware of the following:

     - you cannot cause the debt securities to be registered in your name, and cannot obtain non-global certificates for your interest in the debt securities, except in the special situations that we describe below,

     - you will be an indirect holder and must look to your own bank or broker for payments on the debt securities and protection of your legal rights relating to the debt securities, as we describe under "Holders of Debt Securities" above,

     - you may not be able to sell interests in the debt securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form,

     - you may not be able to pledge your interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective,

     - the depository's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to your interest in a global security. We and the trustee have no responsibility for any aspect of the depository's actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depository in any way,

     - DTC requires that those who purchase and sell interests in a global security within its book-entry system use immediately available funds and your broker or bank may require you to do so as well, and

     - financial institutions that participate in the depository's book-entry system, and through which you hold your interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt security. Your chain of ownership may contain more than one financial intermediary. We do not monitor and are not responsible for the actions of any of those intermediaries.

     Special Situations When a Global Security Will Be Terminated. In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form representing the debt securities it represented. After that exchange, the choice of whether to hold the debt securities directly or in street name will be up to you. You must consult your own bank or broker to find out how to have your interests in a global security transferred on termination to your own name, so that you will be a holder. We have described the rights of holders and street name investors above under "Holders of Debt Securities."

     The special situations for termination of a global security are as follows:

     - if the depository notifies us that it is unwilling, unable or no longer qualified to continue as depository for that global security and we do not appoint another institution to act as depository within 60 days,

     - if we notify the trustee that we wish to terminate that global security, or

     - if an event of default has occurred with regard to debt securities represented by that global security and has not been cured or waived; we discuss defaults later under "Events of Default."

     If a global security is terminated, only the depository, and not we or the trustee, is responsible for deciding the names of the institutions in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

COVENANTS

     Limitations on Liens. We will covenant in the indenture that we will not, and will not permit any of our Restricted Subsidiaries to, create, incur, issue or assume any Indebtedness secured by any Lien on any Principal Property, or on shares of stock or Indebtedness of any Restricted Subsidiary, known as Restricted Securities, without making effective provision for the outstanding debt securities, other than any outstanding debt securities not entitled to this covenant, to be secured by the Lien equally and ratably with, or prior to, the Indebtedness and obligations secured or to be secured thereby for so long as the Indebtedness or obligations are so secured, except that the foregoing restriction will not apply to:

     - any Lien existing on the date of the first issuance of debt securities under the indenture, including the Liens on property or after-acquired property of ours or our Subsidiaries under the Greeley Indenture or the United Cities Indenture, or such other date as may be specified in a prospectus supplement for an applicable series of debt securities,

     - any Lien on any Principal Property or Restricted Securities of any person existing at the time that person is merged or consolidated with or into us or a Restricted Subsidiary, or this person becomes a Restricted Subsidiary, or arising thereafter otherwise than in connection with the borrowing of money arranged thereafter and pursuant to contractual commitments entered into prior to and not in contemplation of the person's becoming a Restricted Subsidiary,

     - any Lien on any Principal Property existing at the time we or a Restricted Subsidiary acquire the Principal Property, whether or not the Lien is assumed by us or the Restricted Subsidiary, provided that this Lien may not extend to any other Principal Property of ours or any Restricted Subsidiary,

     - any Lien on any Principal Property, including any improvements on an existing Principal Property, of ours or any Restricted Subsidiary, and any Lien on the shares of stock of a Restricted Subsidiary that was formed or is held for the purpose of acquiring and holding the Principal Property, in each case to secure all or any part of the cost of acquisition, development, operation, construction, alteration, repair or improvement of all or any part of the Principal Property, or to secure Indebtedness incurred by us or a Restricted Subsidiary for the purpose of financing all or any part of that cost, provided that the Lien is created prior to, at the time of, or within 12 months after the latest of, the acquisition, completion of construction or improvement or commencement of commercial operation of that Principal Property and, provided further, that the Lien may not extend to any other Principal Property of ours or any Restricted Subsidiary, other than any currently unimproved real property on which the Principal Property has been constructed or developed or the improvement is located,

     - any Lien on any Principal Property or Restricted Securities to secure Indebtedness owed to us or to a Restricted Subsidiary,

     - any Lien in favor of a governmental body to secure advances or other payments under any contract or statute or to secure Indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to the Lien,

     - any Lien created in connection with a project financed with, and created to secure, Non-Recourse Indebtedness,

     - any Lien required to be placed on any of our property or any of the property of our Subsidiaries under the provisions of the Greeley Indenture, the United Cities Indenture or the Note Purchase Agreements,

     - any extension, renewal, substitution or replacement, or successive extensions, renewals, substitutions or replacements, in whole or in part, of any Lien referred to in any of the bullet points above, provided that the Indebtedness secured may not exceed the principal amount of Indebtedness that is secured at the time of the renewal or refunding, and that the renewal or refunding Lien must be limited to all or any part of the same property and improvements, shares of stock or Indebtedness that secured the Lien that was renewed or refunded, or

     - any Lien not permitted above securing Indebtedness that, together with the aggregate outstanding principal amount of other secured Indebtedness that would otherwise be subject to the above restrictions, excluding Indebtedness secured by Liens permitted under the above exceptions, and the Attributable Debt in respect of all Sale and Leaseback Transactions, not including Attributable Debt in respect of any Sale and Leaseback Transactions described in the last two bullet points in the next succeeding paragraph, would not then exceed 15% of our Consolidated Net Tangible Assets.

     Limitation on Sale and Leaseback Transactions. We will covenant in the indenture that we will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction unless

     - we or a Restricted Subsidiary would be entitled, without securing the Outstanding Securities, to incur Indebtedness secured by a Lien on the Principal Property that is the subject of the Sale and Leaseback Transaction,

     - the Attributable Debt associated with the Sale and Leaseback Transaction would be in an amount permitted under the last bullet point of the preceding paragraph,

     - the proceeds received in respect of the Principal Property so sold and leased back at the time of entering into the Sale and Leaseback Transaction are used for our business and operations or the business and operations of any Subsidiary, or

     - within 12 months after the sale or transfer, an amount equal to the proceeds received in respect of the Principal Property sold and leased back at the time of entering into the Sale and Leaseback Transaction is applied to the prepayment, other than mandatory prepayment, of any Outstanding Securities or any Funded Indebtedness owed by us or a Restricted Subsidiary, other than Funded Indebtedness that is held by us or any Restricted Subsidiary or our Funded Indebtedness that is subordinate in right of payment to any Outstanding Securities.

     Definitions. Following are definitions of some of the terms used in the covenants described above.

     "Attributable Debt" means, as to any lease under which a person is at the time liable for rent, at a date that liability is to be determined, the total net amount of rent required to be paid by that person under the lease during the remaining term, excluding amounts required to be paid on account of maintenance and repairs, services, insurance, taxes, assessments, water rates and similar charges and contingent rents, discounted from the respective due dates thereof at the weighted average of the rates of interest, or Yield to Maturity, in the case of Original Issue Discount Securities, borne by the then Outstanding Securities, compounded annually.

     "Capital Stock" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests, however designated, in stock issued by a corporation.

     "Consolidated Net Tangible Assets" means the aggregate amount of assets, less applicable reserves and other properly deductible items, after deducting

     - all current liabilities, excluding any portion thereof constituting Funded Indebtedness, and

     - all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles,

all as set forth on our most recent consolidated balance sheet contained in our latest quarterly or Annual Report filed with the SEC under the Securities Exchange Act of 1934 and computed in accordance with generally accepted accounting principles.

     "Funded Indebtedness" means, as applied to any person, all Indebtedness of the person maturing after, or renewable or extendible at the option of the person beyond, 12 months from the date of determination.

     "Greeley Indenture" means the Indenture of Mortgage and Deed of Trust, dated as of March 1, 1957, from Greeley Gas Company to U.S. Bank National Association, formerly The Central Bank and Trust Company, as Trustee, as amended and supplemented through December 1, 1993, the Indenture of Mortgage and Deed of Trust through the Tenth Supplemental Indenture by Atmos to U.S. Bank National Association, formerly The Central Bank and Trust Company, as Trustee, as amended, supplemented or otherwise modified from time to time.

     "Indebtedness" means obligations for money borrowed, evidenced by notes, bonds, debentures or other similar evidences of indebtedness.

     "Lien" means any lien, mortgage, pledge, encumbrance, charge or security interest securing Indebtedness; provided, however, that the following types of transactions will not be considered, for purposes of this definition, to result in a Lien:

     - any acquisition by us or any Restricted Subsidiary of any property or assets subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in oil, gas or any other mineral in place or the proceeds of that interest,

     - any conveyance or assignment whereby we or any Restricted Subsidiary conveys or assigns to any person or persons an interest in oil, gas or any other mineral in place or the proceeds of that interest,

     - any Lien upon any property or assets either owned or leased by us or a Restricted Subsidiary or in which we or any Restricted Subsidiary owns an interest that secures for the benefit of the person or persons paying the expenses of developing or conducting operations for the recovery, storage, transportation or sale of the mineral resources of the property or assets, or property or assets with which it is unitized, the payment to the person or persons of our proportionate part or the Restricted Subsidiary's proportionate part of the development or operating expenses,

     - any hedging arrangements entered into in the ordinary course of business, including any obligation to deliver any mineral, commodity or asset, or

     - any guarantees that we make for the repayment of Indebtedness of any Subsidiary or guarantees by any Subsidiary of the repayment of Indebtedness of any entity, including Indebtedness of Woodward Marketing, L.L.C.

     "Non-Recourse Indebtedness" means, at any time, Indebtedness incurred after the date of the indenture by us or a Restricted Subsidiary in connection with the acquisition of property or assets by us or a Restricted Subsidiary or the financing of the construction of or improvements on property, whenever acquired, provided that, under the terms of this Indebtedness and under applicable law, the recourse at the time and thereafter of the lenders with respect to this Indebtedness is limited to the property or assets so acquired, or the construction or improvements, including Indebtedness as to which a performance or completion guarantee or similar undertaking was initially applicable to the Indebtedness or the related property or assets if the guarantee or similar undertaking has been satisfied and is no longer in effect. Indebtedness which is otherwise Non-Recourse Indebtedness will not lose its character as Non-Recourse Indebtedness because there is recourse to the borrower, any guarantor or any other person for (a) environmental representations, warranties or indemnities, or (b) indemnities for and liabilities arising from fraud, misrepresentation, misapplication or non-payment of rents, profits, insurance and condemnation proceeds and other sums actually received from secured assets to be paid to the lender, waste and mechanics' liens or similar matters.

     "Note Purchase Agreements" refers to the following note purchase agreements, as amended, supplemented or otherwise modified from time to time, between us and the following parties:

     - John Hancock Mutual Life Insurance Company, dated December 21, 1987,

     - Mellon Bank, N.A., Trustee under Master Trust Agreement of AT&T Corporation, dated January 1, 1984, for Employee Pension
       Plans -- AT&T -- John Hancock -- Private Placement, dated December 21, 1987, which agreement is identical to the Hancock agreement listed above except for the parties and the amounts,

     - John Hancock Mutual Life Insurance Company, dated October 11, 1989,

     - The Variable Annuity Life Insurance Company, dated August 29, 1991,

     - The Variable Annuity Life Insurance Company, dated August 31, 1992, and

     - New York Life Insurance Company, New York Life Insurance and Annuity Corporation, The Variable Annuity Life Insurance Company, American General Life Insurance Company and Merit Life Insurance Company, dated November 14, 1994.

     "Principal Property" means any natural gas distribution property or propane property located in the United States, except any property that in the opinion of our board of directors is not of material importance to the total business conducted by us and of our consolidated Subsidiaries.

     "Restricted Subsidiary" means any Subsidiary the amount of Consolidated Net Tangible Assets of which constitutes more than 5% of the aggregate amount of Consolidated Net Tangible Assets of us and our Subsidiaries.

     "Sale and Leaseback Transaction" means any arrangement with any person in which we or any Restricted Subsidiary leases any Principal Property that has been or is to be sold or transferred by us or the Restricted Subsidiary to that person, other than

     - a lease for a term, including renewals at the option of the lessee, of not more than three years or classified as an operating lease under generally accepted accounting principles,

     - leases between us and a Restricted Subsidiary or between Restricted Subsidiaries, and

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

     - leases of a Principal Property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation, of the Principal Property.

     "Subsidiary" of ours means

     - a corporation, a majority of whose Capital Stock with rights, under ordinary circumstances, to elect directors is owned, directly or indirectly, at the date of determination, by us, by one or more of our Subsidiaries or by us and one or more of our Subsidiaries, or

     - any other person, other than a corporation, in which at the date of determination we, one or more of our Subsidiaries or we and one or more of our Subsidiaries, directly or indirectly, have at least a majority ownership and power to direct the policies, management and affairs of that person.

     "United Cities Indenture" means the Indenture of Mortgage, dated as of July 15, 1959, from United Cities Gas Company to U.S. Bank Trust National Association, formerly First Trust of Illinois, National Association, and M.J. Kruger, as Trustees, as amended, supplemented or otherwise modified from time to time, the Indenture of Mortgage through the Twenty-Second Supplemental Indenture by us to U.S. Bank Trust National Association, formerly First Trust National Association, and Russell C. Bergman, as Trustees, as amended, supplemented, or otherwise modified from time to time.

CONSOLIDATION, MERGER OR SALE OF ASSETS

     Under the terms of the indenture, we are generally permitted to consolidate with or merge into another entity. We are also permitted to sell or transfer our assets substantially as an entirety to another entity. However, we may not take any of these actions unless all of the following conditions are met:

     - the resulting entity must agree to be legally responsible for all our obligations under the debt securities and the indenture,

     - the transaction must not cause a default or an Event of Default,

     - the resulting entity must be organized under the laws of the United States or one of the states or the District of Columbia, and

     - we must deliver an officers' certificate and legal opinion to the trustee with respect to the transaction.

     In the event that we engage in one of these transactions and comply with the conditions listed above, we would be discharged from all our obligations and covenants under the indenture and all obligations under the Outstanding Securities, with the successor corporation or person succeeding to our obligations and covenants.

     In the event that we engage in one of these transactions, the indenture provides that, if any Principal Property or Restricted Securities would thereupon become subject to any Lien, the debt securities, other than any debt securities not entitled to the benefit of specified covenants, must be secured, as to such Principal Property or Restricted Securities, equally and ratably with, or prior to, the indebtedness or obligations that upon the occurrence of such transaction would become secured by the Lien, unless the Lien could be created under the indenture without equally and ratably securing the debt securities.

MODIFICATION OR WAIVER

     There are two types of changes that we can make to the indenture and the debt securities.

     Changes Requiring Majority Approval. First, there are changes that we cannot make to the indenture or the debt securities under the indenture without the specific written approval of the holders of

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

not less than a majority in principal amount of all outstanding debt securities of each series affected by the change. We cannot:

     - change the stated maturity of the principal of, any premium on, or the interest on a debt security,

     - change any of our obligations to pay Additional Amounts,

     - reduce the amount payable upon acceleration of maturity following the default of an Indexed Indenture security or an Original Issue Discount Security,

     - adversely affect any right of repayment at your option,

     - change the place of payment of a debt security,

     - impair your right to sue for payment,

     - adversely affect any right to convert or exchange a debt security,

     - reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture,

     - reduce the percentage of holders of debt securities whose consent is needed to waive compliance with any provisions of the indenture or to waive any defaults, and

     - modify any of the provisions of the indenture dealing with modification and waiver in any other respect, except to increase any percentage of consents required to amend the indenture or for any waiver or to add to the provisions that cannot be modified without the approval of each affected holder.

     The same majority approval would be required for us to obtain a waiver of any of our covenants in the indenture.

     Changes Not Requiring Approval. The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. Nor do we need any approval to make any change that affects only debt securities to be issued under the indenture after the changes take effect.

     Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

     - for Original Issue Discount Securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default, and

     - for debt securities whose principal amount is not known (for example, because it is based on an index) we will use a special rule for that debt security described in the prospectus supplement.

     Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under "Defeasance and Covenant Defeasance."

     BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.

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

EVENTS OF DEFAULT

     You will have special rights if an Event of Default occurs as to the debt securities of your series that is not cured, as described later in this subsection. Please refer to the prospectus supplement for information about any changes to the Events of Default or our covenants, including any addition of a covenant or other provision providing event risk or similar protection.

     What is an Event of Default? The term "Event of Default" as to the debt securities of your series means any of the following:

     - we do not pay interest on a debt security of the series within 30 days of its due date,

     - we do not pay the principal of or any premium, if any, on a debt security of the series on its due date,

     - we do not deposit any sinking fund payment when and as due by the terms of any debt securities requiring such payment,

     - we remain in breach of a covenant or agreement in the indenture, other than a covenant or agreement for the benefit of less than all of the holders of the debt securities, for 60 days after we receive written notice stating that we are in breach from the trustee or the holders of at least 25% of the principal amount of the debt securities of the series,

     - we or a Restricted Subsidiary of ours is in default under any matured or accelerated agreement or instrument under which we have outstanding Indebtedness for borrowed money or guarantees, which individually are in excess of $25,000,000, and we have not cured any acceleration within 15 days after we receive notice of this default from the trustee or the holders of at least 25% of the principal amount of the debt securities of the series, unless prior to the entry of judgment for the trustee, we or the Restricted Subsidiary remedy the default or the default is waived by the holders of the indebtedness,

     - we file for bankruptcy or other events of bankruptcy, insolvency or reorganization occur, or

     - any other Event of Default provided for the benefit of debt securities of the series.

     An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the indenture.

     The trustee may withhold notice to the holders of debt securities of a particular series of any default if it considers its withholding of notice to be in the interest of the holders of that series, except that the trustee may not withhold notice of a default in the payment of the principal of, any premium on, or the interest on the debt securities.

     Remedies if an Event of Default Occurs. If an event of default has occurred and is continuing, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable by notifying us, and the trustee, if the holders give notice, in writing. This is called a declaration of acceleration of maturity.

     If the maturity of any series of debt securities is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in principal amount of the debt securities of that series may cancel the acceleration upon our compliance with certain conditions.

     Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is called an indemnity. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain

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

circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

     Before you are allowed to bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interest relating to the debt securities, the following must occur:

     - you must give the trustee written notice that an Event of Default has occurred and remains uncured,

     - the holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action,

     - the trustee must not have instituted a proceeding for 60 days after receipt of the above notice and offer of indemnity, and

     - the holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice during the 60-day period.

     However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date without complying with the foregoing.

     Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than the following:

     - the payment of principal, any premium, interest or Additional Amounts on any debt security or related coupon, or

     - in respect of a covenant that under the indenture cannot be modified or amended without the consent of each holder.

     Each year, we will furnish the trustee with a written statement of two of our officers certifying that, to their knowledge, we are in compliance with the indenture and the debt securities, or else specifying any default.

     BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND HOW TO DECLARE OR CANCEL AN ACCELERATION.

DEFEASANCE AND COVENANT DEFEASANCE

     Unless we provide otherwise in the applicable prospectus supplement, the provisions for full defeasance and covenant defeasance described below apply to each series of debt securities. In general, we expect these provisions to apply to each debt security that is not a floating rate or indexed debt security.

     Full Defeasance. If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the debt securities, called "full defeasance," if we put in place the following arrangements for you to be repaid:

     - we must deposit in trust for the benefit of all holders of the debt securities a combination of money and obligations issued or guaranteed by the U.S. government that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates, and

     - we must deliver to the trustee a legal opinion confirming that there has been a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity. Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds are deposited in trust in exchange for your debt securities, and you would recognize gain or loss on the debt securities at the time of the deposit.

     If we ever did accomplish defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent. If we accomplish a defeasance, we would retain only the obligations to register the transfer or exchange of the debt securities, to maintain an office or agency in respect of the debt securities and to hold moneys for payment in trust.

     Covenant Defeasance. Under current federal tax law, we can make the same type of deposit described above and be released from the restrictive covenants in the indenture discussed above and specified in a prospectus supplement. This is called "covenant defeasance." In that event, you would lose the protection of those covenants but would gain the protection of having money and obligations issued or guaranteed by the U.S. government set aside in trust to repay the debt securities. In order to achieve covenant defeasance, we must do the following:

     - deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and obligations issued or guaranteed by the U.S. government that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due date, and

     - deliver to the trustee a legal opinion of our counsel confirming that, under current federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity.

     If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred, such as our bankruptcy, and the debt securities became immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

DEBT SECURITIES ISSUED IN NON-GLOBAL FORM

     If the debt securities cease to be issued in global form, they will be issued:

     - only in fully registered form,

     - without interest coupons, and

     - unless we indicate otherwise in the prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.

     Holders may exchange their debt securities that are not in global form for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

     Holders may exchange or transfer their debt securities at the office of the trustee. We will appoint the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

     Holders will not be required to pay a service charge to transfer or exchange their debt securities, but they may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder's proof of legal ownership.

     If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

     If any debt securities are redeemable and we redeem less than all those debt securities, we may stop the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

     If a debt security is issued as a global security, only the depository will be entitled to transfer and exchange the debt security as described in this subsection, since it will be the sole holder of the debt security.

PAYMENT MECHANICS

     Who Receives Payment? If interest is due on a debt security on an interest payment date, we will pay the interest to the person or entity in whose name the debt security is registered at the close of business on the regular record date, discussed below, relating to the interest payment date. If interest is due at maturity but on a day that is not an interest payment date, we will pay the interest to the person or entity entitled to receive the principal of the debt security. If principal or another amount besides interest is due on a debt security at maturity, we will pay the amount to the holder of the debt security against surrender of the debt security at a proper place of payment, or, in the case of a global security, in accordance with the applicable policies of the depository.

     Payments on Global Securities. We will make payments on a global security in accordance with the applicable policies of the depository as in effect from time to time. Under those policies, we will pay directly to the depository, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder's right to those payments will be governed by the rules and practices of the depository and its participants, as described under "What Is a Global Security?".

     Payments on Non-Global Securities. For a debt security in non-global form, we will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee's records as of the close of business on the regular record date. We will make all other payments by check, at the paying agent described below, against surrender of the debt security. We will make all payments by check in next-day funds; for example, funds that become available on the day after the check is cashed.

     Alternatively, if a non-global security has a face amount of at least $1,000,000 and the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City on the due date. To request wire payment, the holder must give the paying agent appropriate transfer instructions at least five business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. In the case of any other payment, we will make payment only after the debt security is surrendered to the paying agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

     Regular Record Dates. We will pay interest to the holders listed in the trustee's records as the owners of the debt securities at the close of business on a particular day in advance of each interest payment date. We will pay interest to these holders if they are listed as the owner even if they no longer own the debt security on the interest payment date. That particular day, usually about two weeks in
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

advance of the interest payment date, is called the "regular record date" and will be identified in the prospectus supplement.

     Payment When Offices Are Closed. If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. A postponement of this kind will not result in a default under any debt security or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

     Paying Agents. We may appoint one or more financial institutions to act as our paying agents, at whose designated offices debt securities in non-global form may be surrendered for payment at their maturity. We call each of those offices a paying agent. We may add, replace or terminate paying agents from time to time. We may also choose to act as our own paying agent. Initially, we have appointed the trustee, at its corporate trust office in New York City, as the paying agent. We must notify you of changes in the paying agents.

     BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS ON THEIR DEBT SECURITIES.

THE TRUSTEE UNDER THE INDENTURE

     We anticipate that SunTrust Bank will be trustee under the indenture. SunTrust is among the banks with which we maintain ordinary banking relationships.

     The trustee may resign or be removed with respect to one or more series of indenture securities and a successor trustee may be appointed to act with respect to these series.

                          DESCRIPTION OF COMMON STOCK

     Our authorized capital stock consists of 100,000,000 shares of common stock, of which 31,999,121 shares were outstanding on November 2, 2000. Each of our shares of common stock is entitled to one vote on all matters voted upon by shareholders. Our shareholders do not have cumulative voting rights. Our issued and outstanding shares of common stock are fully paid and nonassessable. There are no redemption or sinking fund provisions applicable to the shares of our common stock, and such shares are not entitled to any preemptive rights. Since we are incorporated in both Texas and Virginia, we must comply with the laws of both states when issuing shares of our common stock.

     Holders of our shares of common stock are entitled to receive such dividends as may be declared from time to time by our board of directors from our assets legally available for the payment of dividends and, upon our liquidation, a pro rata share of all of our assets available for distribution to our shareholders.

     Under the provisions of some of our debt agreements, we have agreed to restrictions on the payment of cash dividends. Under these restrictions, our cumulative cash dividends paid after December 31, 1988 may not exceed the sum of our and our Subsidiaries' accumulated consolidated net income for periods after December 31, 1988, plus $15,038,000. As of August 31, 2000, $57,900,000 was available for the declaration of dividends.

     The registrar and transfer agent for our common stock is Fleet National Bank, formerly known as BankBoston, N.A.

     Some provisions of our restated articles of incorporation and bylaws may be deemed to have an "anti-takeover" effect. The following summary description of these provisions is necessarily general, and we refer you to our restated articles of incorporation and bylaws for more information since their terms affect your rights as a shareholder.

     Classification of the Board. Our board of directors is divided into three classes, each of which consists, as nearly as may be possible, of one-third of the total number of directors constituting the entire
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

board. There are currently 12 directors serving on the board. Each class of directors serves a three-year term. At each annual meeting of our shareholders, successors to the class of directors whose term expires at the annual meeting are elected for three-year terms. Our restated articles of incorporation prohibit cumulative voting. In general, in the absence of cumulative voting, one or more persons who hold a majority of our outstanding shares can elect all of the directors who are subject to election at any meeting of shareholders.

     The classification of directors could have the effect of making it more difficult for shareholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of our board. Two shareholder meetings, instead of one, generally will be required to effect a change in the control of our board. Our board believes that the longer time required to elect a majority of a classified board will help to ensure the continuity and stability of our management and policies since a majority of the directors at any given time will have had prior experience as our directors.

     Removal of Directors. Our restated articles of incorporation and bylaws also provide that our directors may be removed only for cause and upon the affirmative vote of the holders of at least 75% of the shares then entitled to vote at an election of directors.

     Fair Price Provisions. Article VII of our restated articles of incorporation provides certain "Fair Price Provisions" for our shareholders. Under Article VII, a merger, consolidation, sale of assets, share exchange, recapitalization or other similar transaction, between us or a company controlled by or under common control with us and any individual, corporation or other entity which owns or controls 10% or more of our voting capital stock, would be required to satisfy the condition that the aggregate consideration per share to be received in the transaction for each class of our voting capital stock be at least equal to the highest per share price, or equivalent price for any different classes or series of stock, paid by the 10% shareholder in acquiring any of its holdings of our stock. If a proposed transaction with a 10% shareholder does not meet this condition, then the transaction must be approved by the holders of at least 75% of the outstanding shares of voting capital stock held by our shareholders other than the 10% shareholder unless a majority of the directors who were members of our board immediately prior to the time the 10% shareholder involved in the proposed transaction became a 10% shareholder have either:

     - expressly approved in advance the acquisition of the outstanding shares of our voting capital stock that caused the 10% shareholder to become a 10% shareholder, or

     - approved the transaction either in advance of or subsequent to the 10% shareholder becoming a 10% shareholder.

     The provisions of Article VII may not be amended, altered, changed, or repealed except by the affirmative vote of at least 75% of the votes entitled to be cast thereon at a meeting of our shareholders duly called for consideration of such amendment, alteration, change, or repeal. In addition, if there is a 10% shareholder, such action must also be approved by the affirmative vote of at least 75% of the outstanding shares of our voting capital stock held by the shareholders other than the 10% shareholder.

     Shareholder Proposals and Director Nominations. Our shareholders can submit shareholder proposals and nominate candidates for the board of directors if the shareholders follow the advance notice procedures described in our bylaws.

     Shareholder proposals must be submitted to our corporate secretary at least 60 days, but not more than 85 days, before the annual meeting. The notice must include a description of the proposal, the shareholder's name and address and the number of shares held, and all other information which would be required to be included in a proxy statement filed with the SEC if the shareholder were a participant in a solicitation subject to the SEC proxy rules. To be included in our proxy statement for an annual meeting, we must receive the proposal at least 120 days prior to the anniversary of the date we mailed the proxy statement for the prior year's annual meeting.

     To nominate directors, shareholders must submit a written notice to our corporate secretary at least 60 days, but not more than 85 days, before a scheduled meeting. The notice must include the name and
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

address of the shareholder and of the shareholder's nominee, the number of shares held by the shareholder, a representation that the shareholder is a holder of record of common stock entitled to vote at the meeting, and that the shareholder intends to appear in person or by proxy to nominate the persons specified in the notice, a description of any arrangements between the shareholder and the shareholder's nominee, information about the shareholder's nominee required by the SEC, and the written consent of the shareholder's nominee to serve as a director.

     Shareholder proposals and director nominations that are late or that do not include all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting or making nominations for directors.

     Shareholder Rights Plan. On November 12, 1997, our board of directors declared a dividend distribution of one right for each outstanding share of our common stock to shareholders of record at the close of business on May 10, 1998. Each right entitles the registered holder to purchase from us one share of our common stock at a purchase price of $80 per share, subject to adjustment. The description and terms of the rights are set forth in a rights agreement between us and Fleet National Bank, formerly known as BankBoston, N.A., as rights agent.

     Subject to exceptions specified in the rights agreement, the rights will separate from our common stock and a distribution date will occur upon the earlier of:

     - ten business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock, other than as a result of repurchases of stock by us or specified inadvertent actions by institutional or other shareholders,

     - ten business days, or such later date as our board of directors shall determine, following the commencement of a tender offer or exchange offer that would result in a person or group having acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock, or

     - ten business days after our board of directors shall declare any person to be an adverse person within the meaning of the rights plan.

     The rights expire at 5:00 P.M., Boston, Massachusetts time on May 10, 2008, unless extended prior thereto by our board or earlier if redeemed by us.

     The rights will not have any voting rights. The exercise price payable and the number of shares of our common stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution. We issue rights when we issue our common stock until the rights have separated from the common stock. After the rights have separated from the common stock, we may issue additional rights if the board of directors deems such issuance to be necessary or appropriate.

     The rights have anti-takeover effects and may cause substantial dilution to a person or entity that attempts to acquire us on terms not approved by our board of directors except pursuant to an offer conditioned upon a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board of directors because, prior to the time that the rights become exercisable or transferable, we can redeem the rights at $.01 per right.

                              PLAN OF DISTRIBUTION

     We may sell the securities offered by this prospectus and the prospectus supplement as follows:

     - through agents,

     - to or through underwriters, or

     - directly to other purchasers.

     We will identify any underwriters or agents and describe their compensation in a prospectus supplement.

     We, directly or through agents, may sell, and the underwriters may resell, the offered securities in one or more transactions, including negotiated transactions. These transactions may be:

     - at a fixed public offering price or prices, which may be changed,

     - at market prices prevailing at the time of sale,

     - at prices related to the prevailing market prices, or

     - at negotiated prices.

     In connection with the sale of offered securities, the underwriters or agents may receive compensation from us or from purchasers of the offered securities for whom they may act as agents. The underwriters may sell offered securities to or through dealers, who may also receive compensation from purchasers of the offered securities for whom they may act as agents. Compensation may be in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act of 1933.

     We will indemnify the underwriters and agents against certain civil liabilities, including liabilities under the Securities Act of 1933.

     Underwriters, dealers and agents or their affiliates may engage in transactions with us or perform services for us.

     If we indicate in the prospectus supplement relating to a particular series or issue of offered securities, we will authorize underwriters, dealers or agents to solicit offers by institutions to purchase the offered securities from us under delayed delivery contracts providing for payment and delivery at a future date. These contracts will be subject only to those conditions that we specify in the prospectus supplement, and we will specify in the prospectus supplement the commission payable for solicitation of these contracts.

                                 LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP, Dallas, Texas, and Hunton & Williams, Richmond, Virginia, will opine for us as to the validity of the offered securities. Shearman & Sterling, New York, New York, will pass upon certain legal matters related to the offered securities for any underwriters, dealers or agents.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Atmos Energy Corporation for the year ended September 30, 1999, incorporated by reference in our Annual Report on Form 10-K for the year ended September 30, 1999, as set forth in its report dated November 9, 1999. We incorporate by reference such consolidated financial statements in this prospectus in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act. You may read and copy this information at the following locations of the SEC:

  Judiciary Plaza, Room 1024       Seven World Trade Center,            Citicorp Center
 450 Fifth Street, N.W. Street            Suite 1300                500 West Madison Street
    Washington, D.C. 20549         New York, New York 10048               Suite 1400
                                                                    Chicago, Illinois 60661

     You can also obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

     The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

     Our common stock is listed on the New York Stock Exchange and you can inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We have filed with the SEC a registration statement on Form S-3 that registers the securities we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

     The SEC allows us to "incorporate by reference" information into this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

     This prospectus incorporates by reference the following documents that we have previously filed with the SEC and that we have not included or delivered with this document:

     - our Annual Report on Form 10-K for the year ended September 30, 1999,

     - our Quarterly Reports on Form 10-Q for the quarters ended December 31, 1999, March 31, 2000, and June 30, 2000, and

     - our Current Reports on Form 8-K filed with the SEC on February 22, 2000, April 18, 2000, May 8, 2000, June 13, 2000, June 22, 2000, and August 17,
       2000.

     These documents contain important information about us, our common stock and our financial condition.

     We incorporate by reference additional documents that we may file with the SEC between the date of this prospectus and the date of the closing of each offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and proxy statements.

     You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address or telephone number:

        ATMOS ENERGY CORPORATION
        1800 Three Lincoln Centre
        5430 LBJ Freeway
        Dallas, Texas 75240
        Attention: Louis P. Gregory
        (972) 934-9227

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                                  $350,000,000

                                  [ATMOS LOGO]

                            ATMOS ENERGY CORPORATION

                               % SENIOR NOTES DUE

                         ------------------------------

                             PROSPECTUS SUPPLEMENT

                                 MAY    , 2001

                         ------------------------------

                         BANC OF AMERICA SECURITIES LLC
                         BANC ONE CAPITAL MARKETS, INC.
                          FIRST UNION SECURITIES, INC.
                             FLEET SECURITIES, INC.
                                    SG COWEN

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